EXHIBIT 12
WEYERHAEUSER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

DOLLAR AMOUNTS IN MILLIONS
	Year Ended
	2014	2013	2012	2011	2010
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$1,357	$689	$667	$573	$438
Add: interest portion of rental expense	10	13	12	13	15
Add (deduct): undistributed losses (earnings) of equity affiliates and noncontrolling interest in income of subsidiaries	5	(7)	(1)	3	19
Available earnings	$1,372	$695	$678	$589	$472
Fixed charges:
Interest expense incurred	351	343	347	362	402
Amortization of debt expense	6	7	6	7	6
Interest portion of rental expense	10	13	12	13	15
Total fixed charges	367	363	365	382	423
Dividends on preference shares(1)	54	23	—	—	—
Total fixed charges and preference dividends	$421	$386	$365	$382	$423
Ratio of earnings to fixed charges	3.74	1.91	1.86	1.54	1.12
Ratio of earnings to combined fixed charges and preference dividends	3.26	1.80	1.86	1.54	1.12
(1) The preference security dividend has been calculated without adjustment for income taxes as a result of the negative effective tax rate in 2013.